TRIBAND ENTERPRISE CORP.
                                 (the "Company")


Vancouver, BC October 29th, 2001.                                CDNX Symbol TRD
FOR  IMMEDIATE  RELEASE


                                 SHARES FOR DEBT

The Company has reached agreements with certain creditors of the Company to accept shares in exchange for the amounts owing to those creditors for services rendered to Triband Enterprise Corp.

The creditors are: Albert Wu & Associates, William Green, G.F. Consulting Corp. Kathleen Martin and Sam Szajman. The creditors have accepted shares at a deemed price of $0.10 per share to settle an aggregate of $47,528.43 in debt, resulting in the issuance of 475,284 shares.

The  issuance  of  these  shares  to  these  creditors  is subject to Regulatory
Approval.


ON  BEHALF  OF  THE  BOARD

"GARY  FREEMAN"
President

For further information, please contact Gary Freeman at (604) 331-0096.

THE CDNX HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENT OF THIS NEWS RELEASE